UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 11, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 11, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from January 4, 2021 to January 8, 2021.

PR N°C2978C

STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Jan 04, 2021 to Jan 08, 2021

AMSTERDAM – January 11, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated November 5, 2018. The Program was approved by a shareholder resolution dated May 31, 2018 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between January 04, 2021 to January 08, 2021 (the “Period”), of 368,618 ordinary shares (equal to 0.04% of its issued share capital) at the weighted average purchase price per share of EUR 32.1798 and for an overall price of EUR 11,862,049.37.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
Jan 04, 2021	92,900	31.5836	2,934,116.44	XPAR
Jan 05, 2021	77,100	32.1527	2,478,973.17	XPAR
Jan 06, 2021	63,457	31.8960	2,024,024.47	XPAR
Jan 07, 2021	71,900	32.0910	2,307,342.90	XPAR
Jan 08, 2021	63,261	33.4739	2,117,592.39	XPAR
Total for Period	368,618	32.1798	11,862,049.37

Following the share buybacks detailed above, the Company holds in total 6,193,036 treasury shares, which represents approximately 0.7% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2019, the Company’s net revenues were $9.56 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 11, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services